UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed on a Form 6-K filed by Wellchange Holdings Company Limited (the “Company”) on April 30, 2025, the Company received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with Nasdaq’s minimum bid price requirement with reference to the Company’s ordinary shares, which were subsequently redesignated as Class A ordinary shares on August 7, 2025. Nasdaq Listing Rule 5550(a)(2) requires that listed securities maintain a minimum bid price of $1.00 per share. The notification letter stated that the Company’s ordinary shares have failed to maintain this minimum bid price for the last 33 consecutive business days, from March 11, 2025, to April 25, 2025.

On October 28, 2025, the Company received a written notice from Nasdaq (the “October 2025 Notice”) stating that, although the Company had not regained compliance with the minimum bid price requirement by October 27, 2025, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until April 27, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

The October 2025 Notice has no immediate impact on the listing of the Company’s Class A ordinary shares, which will continue to be listed and traded on the Nasdaq Capital Market, subject to the Company’s compliance with the other listing requirements of the Nasdaq Capital Market. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria.

On October 30, 2025, the Company issued a press release entitled “Wellchange Holdings Company Limited Receives 180-Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Requirement”. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Wellchange Holdings Company Limited Receives 180-Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: October 30, 2025	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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